SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SYNERGY PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

871639308
(CUSIP Number)

October 1, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 16 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871639308	13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Polygon Convertible Opportunity Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,946,624 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,946,624 (See Item 4(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,946,624 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 871639308	13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Polygon Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,946,624 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,946,624 (See Item 4(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,946,624 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 871639308	13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Polygon Global Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,946,624 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,946,624 (See Item 4(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,946,624 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 871639308	13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Polygon Global Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,946,624 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,946,624 (See Item 4(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,946,624 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 871639308	13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON TFG Asset Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,946,624 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,946,624 (See Item 4(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,946,624 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 871639308	13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Patrick G. G. Dear
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,946,624 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,946,624 (See Item 4(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,946,624 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 871639308	13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Reade E. Griffith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,946,624 (See Item 4(a))
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,946,624 (See Item 4(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,946,624 (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 871639308	13G	Page 9 of 15 Pages

Item 1.
(a) NAME OF ISSUER
Synergy Pharmaceuticals Inc. (the "Issuer").

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
420 Lexington Avenue, Suite 2012 New York, NY 10170 United States

Item 2.	(a) NAME OF PERSON FILING
(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
(c) CITIZENSHIP

This Schedule 13G is filed on behalf of Polygon Convertible Opportunity Master Fund, Polygon Management Ltd., Polygon Global Partners LP, Polygon Global Partners LLP, TFG Asset Management L.P., Mr. Patrick G. G. Dear and Mr. Reade E. Griffith (the "Reporting Persons").

Polygon Convertible Opportunity Master Fund (the "Master Fund") Po Box 309 Ugland House Grand Cayman, E9 KY1-1104 Citizenship: Cayman Islands

Polygon Management Ltd. (the "General Partner") Po Box 309 Ugland House Grand Cayman, E9 KY1-1104 Citizenship: Cayman Islands

Polygon Global Partners LP (the "US Investment Manager") 399 Park Avenue 22nd Floor New York, NY 10022 Citizenship: Delaware

Polygon Global Partners LLP (the "UK Investment Manager") 4 Sloane Terrace London, X0 SW1X9DQ United Kingdom Citizenship: United Kingdom

TFG Asset Management L.P. (the "Manager") Po Box 309 Ugland House Grand Cayman, E9 KY1-1104 Citizenship: Cayman Islands

CUSIP No. 871639308	13G	Page 10 of 15 Pages

Patrick G. G. Dear ("Mr. Dear") c/o Polygon Global Partners LLP 4 Sloane Terrace London, X0 SW1X9DQ United Kingdom Citizenship: United Kingdom

Reade E. Griffith ("Mr. Griffith") c/o Polygon Global Partners LLP 4 Sloane Terrace London, X0 SW1X9DQ United Kingdom Citizenship: United Kingdom

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $0.0001 par value (the "Common Stock")

Item 2(e).	CUSIP NUMBER
871639308

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 871639308	13G	Page 11 of 15 Pages

Item 4.	OWNERSHIP

(a)

Amount beneficially owned:

As of October 1, 2015, each Reporting Person may be deemed to be beneficial owner of 5,946,624 shares of Common Stock issuable to the Master Fund upon conversion of the 7.50% Convertible Senior Notes due 2019 (the "Convertible Bonds") in the principal amount of $18,494,000 directly owned by the Master Fund.

	(b)	Percent of class: 5.02%.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 5,946,624 (See Item 4(a))
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 5,946,624 (See Item 4(a))

All of the Convertible Bonds are directly held by the Master Fund. The Manager, the US Investment Manager, the UK Investment Manager and the General Partner have voting and dispository control over securities owned by the Master Fund. Messrs. Dear and Griffith control the Manager, the US Investment Manager, the UK Investment Manager and the General Partner.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

CUSIP No. 871639308	13G	Page 12 of 15 Pages

Item 10.	CERTIFICATION

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 871639308	13G	Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 9, 2015

POLYGON CONVERTIBLE OPPORTUNITY MASTER FUND

/s/ Michael Humphries
Name: Michael Humphries
Title: Director

POLYGON MANAGEMENT LTD.

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorized Person

POLYGON GLOBAL PARTNERS LP

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

POLYGON GLOBAL PARTNERS LLP

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

TFG ASSET MANAGEMENT L.P.
By: Polygon Management Ltd., its general partner

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorized Person

/s/ Patrick G. G. Dear
Patrick G. G. Dear

/s/ Reade E. Griffith
Reade E. Griffith

CUSIP No. 871639308	13G	Page 14 of 15 Pages

Exhibit Index

Exhibit 1 Joint Filing Agreement, dated as of October 9, 2015, by and among Polygon Convertible Opportunity Master Fund, Polygon Management Ltd., Polygon Global Partners LP, Polygon Global Partners LLP, TFG Asset Management L.P., Mr. Patrick G. G. Dear and Mr. Reade E. Griffith.

CUSIP No. 871639308	13G	Page 15 of 15 Pages

Exhibit 1

Joint Filing Agreement

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.0001 par value per share, of Synergy Pharmaceuticals Inc. Corporation, a Florida corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATE: October 9, 2015

POLYGON CONVERTIBLE OPPORTUNITY MASTER FUND

/s/ Michael Humphries
Name: Michael Humphries
Title: Director

POLYGON MANAGEMENT LTD.

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorized Person

POLYGON GLOBAL PARTNERS LP

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

POLYGON GLOBAL PARTNERS LLP

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

TFG ASSET MANAGEMENT L.P.
By: Polygon Management Ltd., its general partner

/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorized Person

/s/ Patrick G. G. Dear
Patrick G. G. Dear

/s/ Reade E. Griffith
Reade E. Griffith